PRÆSIDIUM
INVESTMENT MANAGEMENT

Praesidium Investment Management Company, LLC
1411 Broadway, 29th Floor ◆ New York, NY 10018
Tel: 212.821.1490 ◆ Fax: 212.821.1494
info@PraesidiumIM.com

December 12, 2019

Via Email and FedEx

Instructure, Inc.
6330 South 3000 East
Suite 700
Salt Lake City, UT 84121
Attention: Board of Directors

To the Board of Directors of Instructure:

Praesidium Investment Management Company, LLC ("Praesidium," "the firm" or "we"), on behalf of its clients, owns approximately 2.9 million shares of Instructure, Inc. (the "Company" or "Instructure"), representing approximately 7.5% of the Company's outstanding shares.

As a significant shareholder of the Company, we are writing this letter to express our serious concerns with the proposed sale of Instructure to affiliates of a fund managed by Thoma Bravo, LLC ("Thoma Bravo") for $47.60 per share in cash pursuant to an Agreement and Plan of Merger that was approved by you, the members of the Instructure Board of Directors (the "Board"), which we believe significantly undervalues the Company. Not only does the proposed offer represent a more than 10% discount to Instructure's closing share price of $52.96 on December 3, 2019, the day before the deal was announced, but we have many reasons to believe the Board did not undertake a full and fair sales process to ensure that shareholders receive maximum value for their investment. We believe the process was rushed, lacks transparency and is potentially riddled with conflicts of interest, among other concerns.

We take our fiduciary duty to our clients extremely seriously and we are expressing our concerns to you (and publicly) in hope of illuminating and ultimately rectifying what we believe is a possible injustice to them and other shareholders.

As you are aware, Praesidium has been an investor in Instructure and has been constructively engaged with the Company and the Board for almost a year. Prior to and during this period, the Praesidium team spent countless hours analyzing Instructure's financials, its competitive positioning and the broader education market. Our original and ongoing work has led us to believe, and we continue to believe, that the Company's education business is a unique and valuable asset. Canvas' technology is best-in-class resulting in high competitive win rates and near-perfect customer retention. This has allowed Canvas to garner close to 38% share in the US higher education market. The continued runway in the US and abroad should allow Canvas to grow in the mid-teens for the next few years. In addition, Canvas' positioning as a trusted partner presents a tremendous opportunity to create an unrivalled education platform with the opportunity to expand into adjacent areas organically and roll-up smaller companies in what is a currently fragmented market. As we have presented to you in the past, this dominant position in a single vertical should allow for the business to be run very profitably and generate significant free cash flow. Based on our detailed analysis of vertical software companies, which we shared with you, we believe that Canvas should be able to generate EBITDA margins of over 40%. However, the profit potential of the highly valuable Canvas business is being completely obscured by massive losses being incurred by Bridge. We estimate that in 2019 Bridge will only generate $25 million in revenue while sustaining over $70 million in adjusted free cash flow losses. As we showed you, selling or divesting Bridge would allow the Company to eliminate these losses and effectively unlock the value of Canvas.

Praesidium repeatedly expressed these views to the Board and we were pleased with the announcements the Company made during its third quarter earnings call on October 28th. Specifically, the Company shared that for the first time it would provide investors with the much-needed clarity of its financials and plans for Instructure's two distinct businesses during its upcoming December 3rd analyst day. The Company also disclosed that it was engaged in a strategic review of the Bridge business.

We were further encouraged following the Company's November 14th announcement that it had *commenced* a review process to explore all strategic alternatives, encompassing both Canvas and Bridge. Based on these public announcements, it was our impression that the Company was evaluating the option of selling Bridge and Canvas to separate sets of buyers as one potential path to maximize shareholder value.

Importantly, following these announcements, we stressed again to the Board that a broad and rigorous process was necessary to maximize shareholder value. In particular, being very concerned about potential conflicts of interest, we advocated in writing for a committee of only independent Board members to run the strategic review process.

Then, on November 26th, *only 12 days* after the Company's announcement that it had *commenced* the review process, the Company approached Praesidium to urgently sign an NDA. After signing this NDA, we learned that Thoma Bravo had been the selected winner of what the Board claimed was a full review process.

The numerous conversations we had with the Board since November 26th have led us to seriously question the independence, transparency, robustness and timeframe of the sales process, which ultimately resulted in a bid that we believe significantly undervalues the Company.

Potential Conflicts of Interest

Praesidium was informed by the Company that the "core team" running the sales process consisted of Chief Executive Officer and director Dan Goldsmith, Executive Chairman (and former CEO) Josh Coates, Chief Legal Officer Matt Kaminer (who is not even a member of the Board) and director Kevin Thompson. Dan Goldsmith and Matt Kaminar, as senior executives of the Company, are clearly not independent, and seem well positioned to benefit from a sale to a firm like Thoma Bravo that tends to keep management in place. Josh Coates, who held the position of CEO less than one year ago, is also not independent according to Institutional Shareholder Services' ("ISS") proxy voting guidelines. In addition, the Company has refused to answer whether or not Josh (or any other director for that matter) will roll his equity in the Company under the proposed deal, and we believe any potential discussions between Josh and Thoma Bravo regarding this issue would further conflict him.

Importantly, Kevin Thompson, the only director on the "core team" running the sales process who would be considered independent by ISS, also has a potential conflict. He has had significant dealings with Thoma Bravo in his role as President and CEO of SolarWinds, Inc. In October 2015, Kevin worked with Thoma Bravo to take SolarWinds private. Furthermore, Thoma Bravo continues to own over a third of SolarWinds and three Thoma Bravo executives currently serve on SolarWinds' Board.

It is also notable that Lloyd "Buzz" Waterhouse, the Company's Lead Independent Director, and the director who has spent by far the most time canvassing shareholder views, was absent from both this "core team" and the official strategic review committee.

Perhaps even more alarming, we have heard deeply concerning reports that CEO Dan Goldsmith has expressed to shareholders his unwillingness to work for certain potential acquirers, which means he may have put his own interests ahead of Instructure shareholders. This is not the first time we have seen this type of behavior from Dan. He hired his own sister as Chief Strategy Officer and may have additional motivation to enrich and protect her as well.

Clearly, the composition of this team is highly inappropriate and considerably undermines the integrity and fairness of the sales process. Each member of the "core team" had a potential conflict of interest in running this process that the Board should have recognized. We believe these conflicting relationships represent a severe misalignment of interests with Instructure shareholders and interfered with the team's ability to objectively oversee the review process. By its own admission, the Board rejected at least one bid for Instructure in the past year at a price higher than the $47.60 offered by Thoma Bravo. If the Board were truly interested in running a full and fair process to obtain the best price for the benefit of the Company and its shareholders, it should have formed an independent committee of the Board tasked with overseeing this process.

Rushed Process

It also seems quite clear to us that the Company's sales process was unnecessarily and perhaps even intentionally rushed. A wholesome process, which properly engages both strategic and financial buyers, takes time and patience, neither of which we believe were afforded in this sales process given that *less than two weeks* transpired between the announced commencement of a full strategic review process on November 14th through November 26th, the day the Company reached out to us to discuss our views on a deal with Thoma Bravo.

The Company recently filed an 8-K (described in more detail below) in which it claims to have "conducted a comprehensive and deliberate process, lasting *eleven* months" (emphasis added). We believe this is inconsistent with certain public statements made and actions taken by the Company over the past year, which cast doubt on the validity of such claims. On November 14th, the Company stated in a press release that "[t]he previously scheduled financial analyst day on December 3 has been canceled to allow management and the board to explore these strategic alternatives for the company." However, if the Company felt the need to cancel the analyst day in order to focus on running a process, why would it have even scheduled an analyst day in the first place if it was *actually* engaged in a process since January? Casting additional doubt on the validity of the Company's claimed timeline, Praesidium has learned that multiple interested firms were rebuffed by the Company during this purported review period, including three large, reputable private equity firms. Praesidium understands these firms reached out to the Company only to be turned away under the guise that no process was being conducted by Instructure at that time.

Praesidium also understands that the strategic review committee did not engage a number of large potential acquirers *until just a few days* before abruptly announcing the results of the review process and agreement with Thoma Bravo. This was nowhere near enough time for these firms to even begin their due diligence on the Company, let alone submit competitive bids, putting them at a severe disadvantage to Thoma Bravo and other buyers that were apparently more preferred by the Board.

Perhaps most egregiously, the announced go-shop period for the deal was ultimately significantly shorter than what was being verbally communicated to Praesidium in the days leading up to the announced agreement. By shortening the go-shop period to a mere 35 days during the busy holiday season, including over Christmas and New Year's, the Board has further diminished the opportunity for other potential bidders to participate in the process, which in turn diminishes the likelihood of obtaining a superior price for shareholders.

Lack of Transparency and Inconsistent Disclosure

The Company continued its track record of obscuring relevant information from its owners throughout this entire process and continues to do so to the detriment of the Company and its shareholders. Instructure cancelled its analyst day, previously announced for December 3rd, depriving shareholders of the opportunity to evaluate the go-forward plan against any resulting bid. Inexplicably, this would have been the first time shareholders were able to see the details of the two businesses they own broken out separately. Even after executing an NDA with the Company, the Board denied Praesidium any concrete financial information or plan.

In addition, the Board's description of the deal timeline during discussions with Praesidium explicitly left out any interaction with Thoma Bravo prior to the formal sale process. This directly contradicts Dan Goldsmith's comments on the day of the announced deal, according to a Bloomberg article, that "Instructure has been in discussions with Thoma Bravo since January". We find this to be an inexcusable omission that could serve no other purpose than to obfuscate the truth.

It is therefore not surprising that the Company's recent 8-K, which attempts to provide additional information and clarity regarding the sales process and timeline, likewise seems to contradict prior statements made to Praesidium and the investing public at large. The Company claims, for example, that it considered possible transactions involving the Company in January of 2019 (shortly after Dan became CEO) and announced the review process in November of 2019 in order to make it "publicly known" following media rumors, yet the November 14th press release announcing the review process noted that the Company had "commenced" (i.e. began, initiated) a review process in response to interest received from multiple third parties and that the Company had hired J.P. Morgan as its financial advisor (when, according to the 8-K, these events purportedly occurred in early January). The timeline recently disclosed in the 8-K also seems questionable given the previously announced strategic review of the Bridge business in late October. If the Company began exploring alternatives as early as January, then why announce a strategic review of parts of the Company's business in late October only to announce a review process for the entire company just a few weeks later? Rather than clarify the sales process and timeline, the Company's recent 8-K disclosure has raised additional questions and causes us to question the genuineness of the Company's current and/or prior disclosure regarding its strategic plans for the Company.

These concerning issues, along with the Board's multiple attempts to pressure Praesidium with exploding deadlines to sign an NDA and voting agreement in connection with the proposed deal, have led us to believe that the Board's real motive for reaching out to us in November was to try to coerce us into backing the deal with either a voting agreement or public statement as opposed to allowing us to make an informed decision on the deal, which would require time and detailed information.

Unfortunately, we were given neither time nor the information we requested and as such, we did not sign a voting agreement or otherwise publicly support the deal. And in fact, due to our growing concerns over the potentially flawed and conflicted process and the resulting bid that we feel undervalues the Company, Praesidium believes the proposed deal is not in the best interests of shareholders and intends to vote against the deal as it is currently presented.

We strongly encourage the Board to consider all available avenues for achieving a better outcome for the Company and its shareholders. To that end, we implore the Board to form a new and truly independent strategic review committee to ensure going forward that any decisions made and/or actions taken in connection with the proposed deal are made with the best interests of shareholders in mind at all times.

This committee's first priority should be seeking to extend and open the sales process further, including but not limited to requesting and/or negotiating an extension of the go-shop period.

It is incumbent upon the Board to promote and protect the best interests of its shareholders and we reserve the right to take any actions that we deem necessary to hold this Board accountable if shareholders' interests are not appropriately represented in the boardroom.

Sincerely,

Praesidium Investment Management Company, LLC





Kevin Oram   Peter Uddo
Managing Partner   Managing Partner

CC   Josh Coates
      Dan Goldsmith
      Steven Collins
      William Conroy
      Ellen Levy
      Kevin Thompson
      Lloyd Waterhouse